SKANSKA

Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com

[redacted]

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA

July 9, 2009

Our contact
Marianne Bergström

Re: File Number 82-34932, Skanska AB

Please find enclosed our Press Release published July 9, 2009.

Best regards,

Skanska AB

Marianne Bergström

Published	Item	Document name	Required by
July 9, 2009	Press Release	Skanska signs financing agreement for A1 motorway in Poland – construction contract amounts to EUR 570 M, SEK 6.2 billion, and investment to EUR 14 M, SEK 150 M	law and by the listing agreement with Stockholm Stock Exchange

SKANSKA

Press Release

July 9, 2009
12:30 am CET

Skanska signs financing agreement for A1 motorway in Poland – construction contract amounts to EUR 570 M, SEK 6.2 billion, and investment to EUR 14 M, SEK 150 M.

Skanska, as part of the concession company GTC, has closed the financing for the extension of the second phase of the A1 in Poland. The project is being conducted in a public-private partnership contract, PPP, in which GTC is responsible for financing, design, construction, operation and maintenance of the A1 motorway for 30 years, client is the Ministry of Infrastructure. This means that:

- Skanska has secured a construction contract amounting to about EUR 570 M, or about SEK 6.2 billion, which will be included in the order bookings for the third quarter.
- Skanska will gradually invest EUR 14 M, or about SEK 150 M, during the construction period, which corresponds to a 30 percent share of the project company, Gdańsk Transport Company, GTC.

The GTC consortium comprises Skanska Infrastructure Development with a 30 percent share, John Laing Infrastructure, 30 percent, NDI Autostrada, 25 percent and Intertoll Infrastructure Development, 15 percent. The construction contract totals EUR 720 M, about SEK 7.8 billion, and will be performed by Skanska Poland and NDI in a joint venture in which Skanska has 80 percent and NDI has 20 percent.

"We have now secured financing and all necessary permits for the second phase. This means that we have obtained a major assignment for the Polish construction operation and yet another confirmation of our success in public-private partnerships. It is also highly satisfying to get the opportunity to contribute to safer and better traffic in Poland," says Johan Karlström, President and CEO of Skanska.

The construction project comprises a total of 62 kilometers of four-lane highway between Czerniewice near Torun and Nowe Marzy where the project joins the completed first phase approximately 100 kilometers south of Gdańsk. The new phase includes two major bridges of which the longest across the Vistula River will be approximately 2,000 meters long.

The first phase comprised 90 kilometers, out of which 26 km was opened already in 2007 – one year ahead of schedule. GTC is responsible for operations and maintenance of both phases, 152 kilometers in total, until 2039.

Skanska Infrastructure Development is a leader in the global Public Private Partnerships (PPP) market. The business unit invests in, develops and operates roads, hospitals, schools, power plants and other social infrastructure in partnership with the public sector.

Skanska Poland is one of Poland's largest construction companies with sales totaling SEK 7.6 billion in 2008. The company has 5,700 employees. In Poland, Skanska is also active in commercial development and infrastructure development through Skanska Commercial Development Europe and Skanska Infrastructure Development.

For further information please contact:
Claes Larsson, Executive Vice President, Skanska AB,
tel +46 705 81 11 08
Peter Gimbe, Press Officer, Skanska AB, tel +46 10 448 88 38
Direct line for media: tel +46 10 448 88 99

This and previous releases can also be found at www.skanska.com

Skanska is one of the world's leading project development and construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 55,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2008 totaled SEK 144 billion.